CONSENT OF AVALON DEVELOPMENT CORP.

I the undersigned hereby consents to the use of its name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F for the fiscal year ended December 31, 2007 of Quaterra Resources Inc. being filed with the United States Securities and Exchange Commission:

The technical report dated August 25, 2006 titled “Summary Report for the Duke Island Cu-Ni-PGE Property, Ketchikan Mining District, Alaska” prepared by Curtis Freeman of Avalon Development Corp.

Dated at Fairbanks, Alaska on March 26, 2008.

AVALON DEVELOPMENT CORP.

/s/ Curtis Freeman
Curtis Freeman
President